Exhibit 99.1
IFRS USD Press Release

Infosys (NYSE: INFY) Announces Results for the Quarter ended December 31, 2014

Q3 constant currency revenue growth of 2.6% QoQ; 7.9% YoY

Reported revenues at $ 2,218 million; growth of 0.8% QoQ; 5.6% YoY

Operating margins at 26.7%; increase of 60 bps QoQ; 170 bps YoY

Net profit at $ 522 million; growth of 2.2% QoQ; 12.7% YoY

Volume growth of 4.2% QoQ (best in 3 years); 11.0% YoY

FY 15 revenue guidance maintained 7%-9% at Sep 30th exchange rates

Bangalore, India – January 9, 2015

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2014

Quarter ended December 31, 2014

•	Revenues were $ 2,218 million for the quarter ended December 31, 2014 QoQ growth was 2.6% in constant currency; 0.8% in reported terms; YoY growth was 5.6%
•	Net profit was $ 522 million for the quarter ended December 31, 2014 QoQ growth was 2.2% YoY growth was 12.7%
•	Earnings per share (EPS) was $ 0.46 for the quarter ended December 31, 2014 QoQ growth was 2.2% YoY growth was 12.2%
•	Liquid assets including cash and cash equivalents, available-for-sale financial assets, certificates of deposits and government bonds were $ 5,532 million as on December 31, 2014 as compared to $ 5,444 million as on September 30, 2014.
•	The company has expanded its Innovation Fund from the current $ 100 million to $ 500 million to support the creation of a global eco-system of strategic partners.
•	Infosys has pledged `254 crore ($ 40 million) for FY 15 towards Corporate Social Responsibility (CSR) which is primarily being carried out through the Infosys Foundation, its philanthropic arm. The Infosys Foundation is engaged in several programs aimed at alleviating hunger, promoting education, computing literacy, improving health, assisting rural development, supporting arts and helping the destitute.

Other Highlights

•	Infosys and its subsidiaries added 59 clients (gross) during the quarter.
•	Gross addition of 13,154 employees during the quarter.
•	169,638 employees as on December 31, 2014 at Infosys and its subsidiaries.
•	Highest utilization (excluding trainees) in 11 years
•	Best volume growth in 3 years
•	Made 100% variable payout for Q3

“We are excited by several breakthrough results in Q3. Our “renew and new” strategy, is being received well by our clients and our ecosystem and we are already seeing its early adoption”, said Dr. Vishal Sikka, CEO and Managing Director. “Based on our strong performance, we are intensifying our efforts to deepen employee engagement, client ecosystem and strengthen our foundation of education as we build a next-generation services company that innovates for consistent profitable growth.”

“During the quarter, we saw broad-based volume growth, increased utilization and strong client additions”, said U. B. Pravin Rao, Chief Operating Officer. “We have made 100% variable payout for Q3 and have seen a further decline in attrition as a result of multiple initiatives taken over the last few quarters.”

“Our sequential revenue growth in Q3 was adversely impacted to the extent of 1.8% due to USD appreciation against other major currencies”, said Rajiv Bansal, Chief Financial Officer. “We made required investments keeping in mind short-term priorities and long-term aspirations”

Business Highlights

Over this quarter, we have been actively planning and executing the elements required to realize our strategy of renewing the core and innovating into new frontiers, based on a culture of learning and creativity.

We are seeing strong traction and acceptance of our new strategy with clients, as we continue to invest in strategic partnerships, education and automation.

•	Deutsche Bank selected Infosys as one of its strategic partners to help consolidate and renew its enterprise application landscape with the benefits of cloud re-platforming, mobile access, analytics and other operational efficiencies.
•	A global software products company has chosen Infosys to help renew its core Finance, HR and Legal IT platforms. Infosys, through a multi-year partnership, will leverage its expertise in software development and engineering to co-innovate with the client.
•	We have covered over 9,000 employees across the company with design thinking training; more than 400 of these are at senior levels. We have gone further and got our clients to embrace design thinking concepts. We currently have a pipeline of workshops for over 25 clients planned.
•	A financial services company selected Infosys as its primary partner for technology services worldwide. Infosys will build a next-generation authorization platform, new mobile payment solutions and help transform the client’s billing systems. Infosys will also renew the client’s application maintenance, testing and production support infrastructure.
•	Infosys continues to expand and enter into strategic partnerships to offer new solutions to clients:
-	Partnered with Tableau Software, a global leader in rapid-fire, easy-to-use business analytics software, to integrate their offerings into the Big Data solutions offered to clients
-	Entered into an engineering partnership with DreamWorks Animation, through which Infosys will deploy its global talent pool, available across Cloud, Big Data, Java and open source capabilities, to develop next-generation solutions based on DreamWorks technology
•	We have partnered with Stanford Global School of Business to create a comprehensive executive education program with a suite of business management skills and courses in corporate innovation processes. This initiative will include 200 executives, each of whom will participate in a part-time, year-long program over three years.
•	We have established an Artificial Intelligence (AI) Center of Excellence to enable our developers to infuse AI and machine learning into the development and authoring experience to increase productivity multifold. Till date, 1,000 developers have been trained on machine learning and we plan to train over 500 more every quarter.

Innovation Fund

The company has expanded its innovation fund from the current $ 100 million to $ 500 million to support the creation of a global eco-system of strategic partners. The capital will be used to invest into young companies world-wide innovating in areas such as AI, Automation, Internet of Things, Collaboration and Design.

Awards and Recognition

•	Infosys has won Hitachi’s ‘Technical Architect Team of the Year’ award for its exemplary work in architecting an infrastructure transformation solution for a leading US-based financial services provider.
•	Infosys was named the partner of the year at a leading global retailer.
•	Infosys has been named a ‘Leader’ in Gartner’s Magic Quadrant for Oracle Application Implementation Services, Worldwide for its completeness of vision and its ability to execute.
•	Strengthening its leadership position further, Finacle was rated a ‘Leader’ in The Gartner’s Magic Quadrant for International Retail Core Banking 2014, for the eighth time in a row. Infosys was positioned at the highest level, within the Leaders Quadrant, in ability to execute and furthest in completeness of vision.
•	CEB TowerGroup rated Finacle e-Banking and trade finance solutions as ‘Best-in-Class’ solutions for customer experience, design and security, and enterprise support.
•	Infosys was named a ‘Leader’ in The Forrester Wave™: BI Service Providers, Q4 2014. It received top scores for experience across multiple geographies and industries, strategic investments in business intelligence, and transparency.
•	The American Council for Technology - Industry Advisory Council (ACT-IAC) selected Infosys Marketplace-as-a-Service platform as one of the top 30 finalists for its Igniting Innovation 2015 Awards.
•	Infosys BPO won four Gold Awards at the TISS LeapVault Chief Learning Officers Awards 2014 in the categories Best Global L&D Team of the Year, Best Corporate University, Best Virtual Learning Program and Best Induction Training Program.
•	Infosys McCamish won the Workflow Management Coalition (WfMC) Global Award for Excellence in Case Management for Insurance.

Beyond Business

Infosys has pledged 254 crore ($ 40 million) for FY 15 towards Corporate Social Responsibility (CSR) which is primarily being carried out through the Infosys Foundation, its philanthropic arm. Infosys and its subsidiaries donated $ 10 million and $ 31 million to Infosys Foundation and to Spark-IT for the quarter and nine-months ended December 31, 2014, respectively.

The Infosys Foundation is engaged in several programs aimed at alleviating hunger, promoting education, improving health, assisting rural development, supporting arts and helping the destitute. Spark-IT is a three-month program launched by the Foundation, to enhance the skill levels of unemployed engineering graduates in the country. It has committed 20 crore ($ 3 million) for this program which will help train 3,000 graduates in the fiscal year 2015.

During the quarter, Infosys donated $ 2 million to the Institute for Advanced Study (IAS) to create the Infosys Fund that will be used to support visiting scientists and scholars advance their research at the world-renowned institute in Princeton, New Jersey. Through this fund, two scholars across the Institute’s four Schools each year will receive support related to all aspects of the academic appointment and community life that are unique and fundamental aspects of the Institute for Advanced Study experience.

This quarter, Infosys expanded its Corporate Social Responsibility (CSR) activities in the Americas through its philanthropic arm, the Infosys foundation, USA. It will focus on making quality computer science education widely and easily accessible across communities in the Americas. The company also announced the appointment of Mrs. Sudha Murty, Mrs. Vandana Sikka and Mr. Sandeep Dadlani as the trustees of Infosys Foundation, USA. The initial outlay for Infosys Foundation, USA, will be $ 5 million per annum.

Management changes

The company announced that Mr. Parvatheesam Kanchinadham, Chief Risk & Compliance Officer and Company Secretary, will be leaving the company effective January 10, 2015. Mr. Parvatheesam has been with the company for the past 12 years and has contributed in multiple areas. The company thanks him for his contribution.

Mr. David Kennedy, General Counsel, will assume the role of Chief Compliance Officer. Mr. Manikantha A.G.S., will be the interim Company Secretary.

About Infosys Ltd

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.25 billion in annual revenues and 165,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and our Forms 6- K for the quarters ended June 30, 2014 and September 30, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is January 9, 2015, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 80 4156 3373 Sarah_Gideon@Infosys.com	John Gallagher Brunswick Group for Infosys, USA +1 415 316 8060 jgallagher@brunswickgroup.com

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets as of

(Dollars in millions except equity share data)

	December 31, 2014	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	5,080	4,331
Available-for-sale financial assets	239	367
Investment in certificates of deposit	–	143
Trade receivables	1,437	1,394
Unbilled revenue	465	469
Prepayments and other current assets	438	440
Derivative financial instruments	5	36
Total current assets	7,664	7,180
Non-current assets
Property, plant and equipment	1,385	1,316
Goodwill	330	360
Intangible assets	45	57
Available-for-sale financial assets	214	208
Deferred income tax assets	99	110
Income tax assets	253	254
Other non-current assets	38	37
Total non-current assets	2,364	2,342
Total assets	10,028	9,522
LIABILITIES AND EQUITY
Current liabilities
Trade payables	28	29
Derivative Financial Instruments	5	–
Current income tax liabilities	421	365
Client deposits	4	6
Unearned revenue	139	110
Employee benefit obligations	165	159
Provisions	71	63
Other current liabilities	962	792
Total current liabilities	1,795	1,524
Non-current liabilities
Deferred income tax liabilities	8	11
Other non-current liabilities	10	54
Total liabilities	1,813	1,589
Equity
Share capital- 5 ($0.16) par value 1,200,000,000 (600,000,000) equity shares authorized, issued and outstanding 1,142,805,132 (571,402,566), net of 5,667,200 (2,833,600) treasury shares as of December 31, 2014 (March 31, 2014), respectively	109	64
Share premium	659	704
Retained earnings	9,592	8,892
Other components of equity	(2,145)	(1,727)
Total equity attributable to equity holders of the company	8,215	7,933
Non-controlling interests	–	–
Total equity	8,215	7,933
Total liabilities and equity	10,028	9,522

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Three months ended December 31, 2014	Three months ended December 31, 2013	Nine months ended December 31, 2014	Nine months ended December 31, 2013
Revenues	2,218	2,100	6,552	6,157
Cost of sales	1,360	1,341	4,057	3,974
Gross profit	858	759	2,495	2,183
Operating expenses:
Selling and marketing expenses	124	104	362	327
Administrative expenses	142	129	430	411
Total operating expenses	266	233	792	738
Operating profit	592	526	1,703	1,445
Other income, net	136	117	419	301
Profit before income taxes	728	643	2,122	1,746
Income tax expense	206	180	607	482
Net profit	522	463	1,515	1,264
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability/(asset)	(2)	4	(6)	10
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset	8	(10)	16	(14)
Exchange differences on translation of foreign operations	(169)	91	(428)	(844)
Total other comprehensive income, net of tax	(163)	85	(418)	(848)
Total comprehensive income	359	548	1,097	416

Profit attributable to:
Owners of the company	522	463	1,515	1,264
Non-controlling interests	–	–	–	–
	522	463	1,515	1,264
Total comprehensive income attributable to:
Owners of the company	359	548	1,097	416
Non-controlling interests	–	–	–	–
	359	548	1,097	416
Earnings per equity share
Basic ($)	0.46	0.41	1.33	1.11
Diluted ($)	0.46	0.41	1.33	1.11
Weighted average equity shares used in computing earnings per equity share
Basic	1,142,805,132	1,142,805,132	1,142,805,132	1,142,805,132
Diluted	1,142,827,396	1,142,805,132	1,142,815,423	1,142,805,132

NOTE:

1.	The unaudited Condensed Consolidated interim Balance sheets and Condensed Consolidated interim Statements of Comprehensive Income for the three months and nine months ended December 31, 2014 have been taken on record at the Board meeting held on January 9, 2015
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com